EXHIBIT 16.1




December 20, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated December 17, 2001, of Worldwide Flight Services, Inc. and are in agreement with the statements contained in the first and second paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the second paragraph on page two therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 1999 and 2000 consolidated financial statements.

                                                     Ernst & Young LLP